FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-15214

TRANSALTA CORPORATION
(Translation of registrant’s name into English)

Suite 1400, 1100 - 1st Street S.E., Calgary, Alberta, T2G 1B1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

The documents listed below in this Section and filed as Exhibits 99.2 and 99.3 to this form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into the following registration statements filed by TransAlta Corporation under the Securities Act of 1933, as amended:

Form        Registration No.

S-8        333-72454
S-8        333-101470
S-8        333-236894
S-8        333-260935
F-10        333-292019

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

/s/ Mike Politeski
Mike Politeski
Executive Vice President, Finance and Chief Financial Officer

Date: July 30, 2026

EXHIBIT INDEX

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended June 30, 2026
99.3	Consolidated comparative interim unaudited financial statements of the registrant as at and for the period ended June 30, 2026